Preliminary Terms and Conditions, December 6, 2006	Telephone: +1 212 526 8163

Filed Pursuant to Rule 433

Registration No. 333-134553

100% Principal Protected Lehman Brothers
Copper-Linked Bullish Participation Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings (A1/A+/A+)

Issue Size:	TBD

CUSIP:	TBD

Trade Date:	December [15], 2006

Issue Date:	January [5], 2007

Maturity Date:	January [5], 2009, or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention

Issue Price:	100.00%

Copper:	Copper – Grade A

Copper Price:

The official settlement price of Copper for cash delivery, expressed as the U.S. dollar price per metric ton of Copper, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Redemption Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Supplemental Redemption Amount, if any.

Supplemental Redemption Amount:	A single U.S. dollar payment equal to the principal amount of the notes multiplied by:
	[30]%	If the Final Copper Price is equal to or greater than the Upper Barrier

	The Copper Return	If the Final Copper Price is less than the Upper Barrier but greater than the Copper Strike

	0.0%	If the Final Copper Price is equal to or less than the Copper Strike

Copper Return:	Final Copper Price - Copper Strike
Copper Strike

Copper Strike:	$[TBD] (equal to the Copper Price on the Trade Date)

Final Copper Price:	The Copper Price on the Valuation Date.

Valuation Date:	5 Exchange Business Days prior to the Maturity Date.

Upper Barrier:	$[TBD] (equal to [130]% * the Copper Strike)

Relevant Exchange

The London Metal Exchange, or its successor, or if London Metal Exchange is no longer the principal exchange or trading market for Copper options or futures contracts, such other exchange or principal trading market for Copper as determined in good faith by the Calculation Agent which serves as the source of prices for Copper, and any principal exchanges where options or futures contracts on Copper are traded.

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Final Copper Price on, the first Exchange Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event is occurring on each of the three scheduled Exchange Business Days succeeding the Valuation Date, such third scheduled Exchange Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Final Copper Price on such third scheduled Exchange Business Day succeeding the Valuation Date in accordance with “Fallback Price Determination” below.  If a Disruption Event identified in clauses (D) or (E) below is in effect on the Valuation Date, the Calculation Agent will determine the Final Copper Price in its sole and absolute discretion taking into account the latest available quotation for the Copper Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)                             the suspension of or material limitation on trading in Copper, or futures contracts or options related to Copper, on the Relevant Exchange;

(B)                             either (i) the failure of trading to commence, or permanent discontinuance of trading, in Copper, or futures contracts or options related to Copper, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Copper.

(C)                             the failure of the Relevant Exchange to publish the official daily settlement price of Copper for that day (or the information necessary for determining the settlement price);

(D)                              the occurrence since the Trade Date of a material change in the content, composition, or constitution of Copper; or

(E)                                the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of Copper.

For the purpose of determining whether a Disruption Event has occurred:

(1)                                 a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)                                 a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in Copper by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3) a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

Fallback Price Determination:

The Calculation Agent will determine the Final Copper Price on the Valuation Date by requesting four leading dealers in Copper (selected in the sole discretion of the Calculation Agent) (the “Reference Dealers”) to provide price quotations for the Final Copper Price.  If at least two quotations are provided, the Final Copper Price will be the arithmetic mean of such quotations.  If only one Reference Dealer provides a price quotation, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used.  If the Calculation Agent determines that such single price quotation is not reasonable to be used, or if no price quotation is provided, the Calculation Agent will determine the Final Copper Price in its sole and absolute discretion taking into account the latest available quotation for the Copper Price and any other information that in good faith it deems relevant.

Exchange Business Day

A day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days	New York

Business Day Convention	Following

Underwriter:	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Commodity Services Inc.

Denomination:	US$1,000 and integral multiples of US$1,000

Issue Type:	US MTN

Risk Factors

An investment in the notes is subject to risks associated with the performance of the price of Copper.

The return on the notes at maturity is dependent on the performance of the Copper Price.  Because the notes do not bear interest, your return on the notes will depend solely on the Supplemental Redemption Amount, if any, paid on the Maturity Date.  If the Final Copper Price is equal to or less than the Copper Strike, no Supplemental Redemption Amount will be payable on the notes (i.e., the Supplemental Redemption Amount will be zero), and you will receive at maturity only the return of your principal invested.  In addition, if the Final Copper Price Copper is equal to or greater than the Upper Barrier, the Supplemental Redemption Amount will be capped at a percentage of the principal amount equal to the percentage by which the Upper Barrier exceeds the Copper Strike (e.g., if the Upper Barrier is set at 130% of the Copper Strike, the maximum Supplemental Redemption Amount will likewise be set at 30% times the principal amount of notes you hold).  Accordingly, in no event will you earn a return on the notes greater than the maximum Supplemental Redemption Amount, regardless of the level of the Final Copper Price relative to the Copper Strike.

The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.

Demand for copper products is linked to economic activity, and will therefore tend to reflect economic conditions, but is also influenced by government regulations, such as environmental or consumption policies. In recent years demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  In addition to general economic activity and demand, prices for Copper are affected by political events, labor activity and supply disruptions in major copper-producing regions of the world. Such events tend to affect copper prices worldwide, regardless of the location of the event.  Supply for copper may increase or decrease depending on many factors. These include production decisions by copper producers.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

In the event of sudden disruptions in the supplies of copper, such as those caused by war, natural events, or accidents, prices of copper futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the stabilization of a mine where a slip had occurred or the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.  In addition, there are substitutes for copper in various applications, and the availability and price of these substitutes will also affect demand for copper.  A decrease in the price of any of these substitute commodities may have a material adverse effect on the price of copper and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of Copper will affect the market value of the notes. It is expected that the market value of the notes will depend on where the Copper Price is trading relative to the Copper Strike.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the Copper Price is trading at a level below the Copper Strike, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the Copper Price and, therefore, the value of your notes.

Changes in the volatility of Copper and the Copper Price are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of Copper or the Copper Price increases or decreases, the market value of the notes may be adversely affected. The volatility of Copper and the Copper Price is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Copper and futures contracts on Copper.

Active trading in Copper options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade Copper and futures contracts on Copper on a spot and forward basis and other contracts and products in or related to Copper and other derivative products (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the Copper Price or futures contracts on Copper and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the Copper Price, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Copper contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Copper contracts, and an investment in the notes does not constitute either an investment in Copper or Copper contracts or in a collective investment vehicle that trades in Copper or Copper contracts.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Copper.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Copper. These views are sometimes communicated to clients who participate in Copper or base metal markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Copper or base metal markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate Copper or base metal markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Copper price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Copper. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Copper price movements constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in Copper or Copper futures contracts and certain other events may require a postponement in the Valuation Date for the notes, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in Copper or Copper futures contracts, constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Exchange Business Days after the Valuation Date, the Final Copper Price will be determined by the Calculation Agent on the basis of price quotations obtained from leading dealers in Copper or, if no such quotations are provided, in its sole discretion based on any information it deems relevant.  In the event the Valuation Date is delayed, the Final Copper Price may be lower, and could result in the Supplemental Redemption Adjustment Amount being lower, than what you may have anticipated based on the last available Copper Price as of the scheduled Valuation Date.

There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange.

The Copper Price will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Copper Price and, therefore, the Supplemental Redemption Amount, could be adversely affected.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Information on Copper and Commodity Trading

Whether the Supplemental Redemption Amount will be payable on the Maturity Date will be determined by reference to the Final Copper Price, which is the official settlement price of Copper for cash delivery, expressed as the U.S. dollar price per metric ton of Copper, as made public by the LME.  Lehman Brothers Holdings Inc. has derived all information regarding the the commodities futures markets, the LME and the trading of Copper on the LME from publicly available sources.  Information concerning the LME and Copper trading on the LME reflects the policies of, and is subject to change without notice by, LME.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Commodity Futures Markets

An exchange-traded futures contract is a bi-lateral contract that provides for the future purchase and sale of a specified type and quantity of a commodity for a fixed price. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom).  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Copper Trading on the LME

According to publicly available information, the LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper — as well as lead, zinc, tin, aluminum, aluminum alloy and nickel — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract. Currently, LME contracts may be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity).  Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash-cleared market. Both interoffice and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

Copper has traded on the LME since its establishment.  The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper — Grade A contract in June 1986.  Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract scheduled for same-day settlement.  Copper contracts on the LME may be established for delivery daily for cash to 3 months, weekly on each Wednesday from 3 months to 6 months, and monthly on every third Wednesday from 7 months to 63 months.

Historical Copper Prices

The following charts show the daily Copper Price (which is the official settlement price of Copper for cash delivery), expressed as the U.S. dollar price per metric ton of Copper, on the LME from January 2, 2001 through December 1, 2006, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on the Copper Price are not necessarily indicative of the future performance of the Copper Price or what the value of the notes may be.  Fluctuations in the Copper Price make it difficult to predict whether or not the Final Copper Price will be above or below the Copper Strike or above or below the Upper Barrier, and consequently, whether the Supplemental Redemption Amount will be payable at maturity or what that Supplemental Redemption Amount, if any, may be.  Historical fluctuations in the Copper Price may be greater or lesser than fluctuations in the Copper Price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

If the Final Copper Price is less than the Upper Barrier and greater than the Copper Strike, the Supplemental Redemption Amount payable on the Maturity Date will equal the percentage appreciation in the Final Copper Price relative to the Copper Strike (the Copper Return).  However, if the Final Copper Price Copper is equal to or greater than the Upper Barrier (i.e., has appreciated by a specified percentage relative to the Copper Strike), the Supplemental Redemption Amount will be capped at a percentage of the principal amount equal to the percentage by which the Upper Barrier exceeds the Copper Strike (e.g., if the Upper Barrier is set at 130% of the Copper Strike, the maximum Supplemental Redemption Amount will likewise be set at 30% times the principal amount of notes you hold).  Accordingly, in no event will you earn a return on the notes greater than the maximum Supplemental Redemption Amount, regardless of the level of the Final Copper Price relative to the Copper Strike.  Finally, if the Final Copper Price is equal to or less than the Copper Strike, no Supplemental Redemption Amount will be payable on the notes (i.e., the Supplemental Redemption Amount will be zero), and you will receive at maturity only the return of your principal invested.

The table below illustrates the hypothetical Redemption Amount at maturity (including the payment of the applicable Supplemental Redemption Amount, if any) per $1,000 in principal amount of notes, based on hypothetical values for the Final Copper Price (which will be determined on the Valuation Date) and associated Copper Returns of +50% to -20%.  The examples below also assumes values for the Copper Strike of $7,050, an Upper Barrier equal to the Copper Strike times 130% (or $9,165), and a maximum Supplemental Redemption Amount equal to 30% times the principal amount of notes (each of which values will be set on the Trade Date). The following results are based solely on the hypothetical examples cited; the trading performance of Copper Price has been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Copper Price.

Final Copper Price	Is Final Copper Price equal to or greater than the Upper Barrier?	Is Final Copper Price greater than the Copper Strike?	Copper Return	Supplemental Redemption Amount		Principal		Redemption Amount

$10,575	Yes	Yes	+50%	$300	+	$1,000	=	$1,300
$10,223	Yes	Yes	+45%	$300	+	$1,000	=	$1,300
$9,870	Yes	Yes	+40%	$300	+	$1,000	=	$1,300
$9,518	Yes	Yes	+35%	$300	+	$1,000	=	$1,300
$9,165	Yes	Yes	+30%	$300	+	$1,000	=	$1,300

$8,813	No	Yes	+25%	$250	+	$1,000	=	$1,250
$8,460	No	Yes	+20%	$200	+	$1,000	=	$1,200
$8,108	No	Yes	+15%	$150	+	$1,000	=	$1,150
$7,755	No	Yes	+10%	$100	+	$1,000	=	$1,100
$7,403	No	Yes	+5%	$50	+	$1,000	=	$1,050

$7,050	No	No	0%	$0	+	$1,000	=	$1,000
$6,698	No	No	-5%	$0	+	$1,000	=	$1,000
$6,345	No	No	-10%	$0	+	$1,000	=	$1,000
$5,993	No	No	-15%	$0	+	$1,000	=	$1,000
$5,640	No	No	-20%	$0	+	$1,000	=	$1,000

The following examples illustrate the total returns set forth in the table above.

Example 1:  The Final Copper Price of $9,870 is 40% higher than the Copper Strike.  Because the Final Copper Price appreciated by 40% and therefore exceeded the Upper Barrier (which is equal to the Copper Strike times 130%), the Supplemental Redemption Amount is equal to the maximum Supplemental Redemption Amount of $300 (30% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,300.

Example 2:   The Final Copper Price of $8,460 is 20% higher than the Copper Strike.  Because the Final Copper Price appreciated by 20% and therefore exceeded the Copper Strike, it was below the Upper Barrier (which is equal to the Copper Strike times 130%).  As a result, the Supplemental Redemption Amount is equal to $200 (the Copper Return of 20% times the principal amount of notes) and the Redemption Amount at maturity is equal to $1,200.

Example 3:  Final Copper Price of $6,345 is 10% lower than the Copper Strike.  Because the Final Copper Price depreciated by 10% and was therefore below the Copper Strike no Supplemental Redemption Amount is payable (i.e., the Supplemental Redemption Amount is zero), and the Redemption Amount payable at maturity is equal to the principal amount of $1,000.